Exhibit 99.1

Issuance of Debentures by Vitru Brasil Empreendimentos, Participações e Comércio S.A.

Florianópolis, Brazil, May 25, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announces that, on May 19, 2022, its wholly owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A (“Vitru Brazil”), a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil, has completed an issuance of two series of simple, secured, non-convertible debentures (the “Debentures”) in an offering with restricted distribution efforts directed solely at professional investors in Brazil, in compliance with Rule 476 of the Brazilian Securities Commission (Instrução da Comissão de Valores Mobiliários). The aggregate principal amount of the Debentures is R$1,950,000,000, comprised of Series 1 Debentures in an amount of R$500,000,000 (the “Series 1 Debentures”) and Series 2 Debentures in an amount of R$1,450,000,000 (the “Series 2 Debentures”). The Series 1 Debentures and the Series 2 Debentures mature on May 15, 2024 and May 15, 2027, respectively.

The interest rate applicable to the Debentures is equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% for the Series 1 Debentures and 2.75% for the Series 2 Debentures. If Vitru Limited does not undertake an equity offering in an amount of at least R$500,000,000 within one year following the issuance, the spread on the Series 1 Debentures and Series 2 Debentures will increase to 2.90% and 3.20%, respectively.

The proceeds from the issuance of the Debentures will be used by Vitru Brazil to pay part of the purchase price in connection with its business combination with CESUMAR – Centro de Ensino Superior de Maringá Ltda. (“Cesumar”), which is expected to close on May 20, 2022 (the “Business Combination”).

Vitru Brazil’s obligations under the Debentures are guaranteed by certain other subsidiaries of Vitru, Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda. and Fair Educacional Ltda. Following completion of the Business Combination, Vitru Brazil will procure that Cesumar becomes a guarantor of the Debentures. Vitru Brazil’s obligations under the Debentures are secured by certain collateral in accordance with Brazilian law, including the share capital of Cesumar and certain receivables of Cesumar from the provision of educational services. Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários is the fiduciary agent for the Debentures.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/